Filed by DropCar, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended.

Subject Company: DropCar, Inc.

Commission File No.: 001-34643

AYRO Announces Third Quarter European Market Expansion with Strategic Partner Club Car

Austin, TX (April 27, 2020) – AYRO, Inc., (www.ayro.com) designer and manufacturer of purpose-built compact, light-duty emissions-free electric vehicles for urban, commercial, consumer and government markets, announces the company’s planned 2020 third quarter expansion into the European market.

The all-electric Club Car 411 utility trucks would be the first AYRO-built sustainable vehicles to be exported to Europe, now scheduled to commence in the third quarter of 2020. Ayro believes that the European market is ripe for purpose-built compact EVs like the Club Car 411. With narrow streets and urban congestion, a robust delivery sector, and the mandated need for carbon reduction, the compact electric Club Car 411 truck is designed with agility, a durable chassis for high payload abilities, and zero gas emissions due to its plug-in battery power.

“AYRO’s planned growth beyond the U.S. and North America into Europe speaks to our global vision of purpose-built electric vehicles designed for a multitude of commercial applications,” said Rod Keller, CEO of AYRO, Inc. “We believe that the Club Car 411 electric truck is an ideal solution for worldwide goals for sustainability through carbon reduction, alleviating urban congestion, and providing cost-effective electric last mile vehicles. AYRO’s partnership with Club Car is the key to our planned expansion of AYRO purpose-built electric fleet vehicles into international markets. Further, we believe that places like Europe are well suited for compact, high-quality, high-payload electric vehicles to fulfill urban and campus-based applications. The global need for sustainability exists in commercial markets around the world. We believe that the Club Car 411 built by AYRO is an excellent sustainable solution for a broad variety of uses, whether that’s here in the North America or in places like Europe.”

AYRO also plans to introduce additional compact electric vehicles to European fleet opportunities in the future, seeking greater autonomy and eye-catching promotional applications. With a top speed of up to 80 km/h (50 mph) and a range of up to 80 km (50 miles), these all-electric vehicles, currently street legal in parts of North America, should be an excellent solution for urban customers seeking to minimize operating costs while allowing AYRO to generate brand retention and awareness through the noticeable design of the AYRO’s zero gas emission vehicles.

About Club Car and Ingersoll Rand:

Ingersoll Rand (NYSE:IR) advances the quality of life by creating comfortable, sustainable and efficient environments. Our people and our family of brands – including Club Car®, work together to enhance the quality and comfort of air in homes and buildings; transport and protect food and perishables; and increase industrial productivity and efficiency. We are a $13 billion global business committed to a world of sustainable progress and enduring results. Club Car® has been one of the most respected names in the golf industry for more than half a century and its product portfolio has grown to include much more than golf cars, now encompassing consumer and commercial utility vehicles, multi-passenger shuttle vehicles, rough-terrain and off-road utility vehicles and street legal low-speed vehicles for commercial and consumer markets. Club Car is part of Ingersoll Rand, and is based in Augusta, GA. For more information, visit www.ingersollrand.com or www.clubcar.com.

About AYRO, Inc.

Texas-based AYRO, Inc., (ayro.com), designs and delivers compact, emissions-free electric fleet solutions for use within urban and short-haul markets. Capable of accommodating a broad range of commercial and consumer requirements, AYRO’s vehicles are the emerging leaders of safe, affordable, efficient and sustainable logistical transportation. AYRO was founded in 2017 by entrepreneurs, investors, and executives with a passion to create sustainable urban electric vehicle solutions for Campus Management, Last Mile Delivery, Urban Commuting, and Closed Campus Transport. Discover more about AYRO, Inc. at ayro.com, emailing info@ayro.com or by calling (512) 994-4917.

On December 19, 2019, AYRO entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with DropCar, Inc., a Delaware corporation (“DropCar”), and ABC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of DropCar (“Merger Sub”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into AYRO, with AYRO continuing as a wholly owned subsidiary of DropCar and the surviving corporation of the merger (the “Merger”). In connection with the Merger, DropCar intends to sell substantially all of its current assets, change its name to AYRO and AYRO’s business is intended to become the sole business of the combined company following the Merger.

Forward-Looking Statements

This press release may contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and none of AYRO, DropCar nor their affiliates assume any duty to update forward-looking statements. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “may,” “plan,” “will,” “would” and other similar expressions are intended to identify these forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, without limitation: the geographic, social and economic impact of COVID-19 on AYRO’s ability to conduct its business and raise capital in the future when needed; AYRO has a history of losses and has never been profitable, and AYRO expects to incur additional losses in the future and may never be profitable; the market for AYRO’s products is developing and may not develop as expected; AYRO’s limited operating history makes evaluating its business and future prospects difficult and may increase the risk of any investment in its securities; AYRO may experience lower-than-anticipated market acceptance of its vehicles; developments in alternative technologies or improvements in the internal combustion engine may have a materially adverse effect on the demand for AYRO’s electric vehicles; the markets in which AYRO operates are highly competitive, and AYRO may not be successful in competing in these industries; AYRO relies on and intends to continue to rely on a single third-party supplier for the sub-assemblies in semi-knocked-down for all of its vehicles; AYRO may become subject to product liability claims, which could harm AYRO’s financial condition and liquidity if AYRO is not able to successfully defend or insure against such claims; increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm AYRO’s business; AYRO will be required to raise additional capital to fund its operations, and such capital raising may be costly or difficult to obtain and could dilute AYRO stockholders’ ownership interests, and AYRO’s long term capital requirements are subject to numerous risks; AYRO may fail to comply with environmental and safety laws and regulations; and AYRO is subject to governmental export and import controls that could impair AYRO’s ability to compete in international market due to licensing requirements and subject AYRO to liability if AYRO is not in compliance with applicable laws. Risks and uncertainties related to the Merger that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, without limitation, risks relating to the completion of the Merger, including the need for stockholder approval and the satisfaction of closing conditions; the anticipated financing to be completed prior to or concurrently with the closing of the Merger; the cash balances of the combined company following the closing of the Merger and the financing; the ability of DropCar to remain listed on the Nasdaq Capital Market; and expected restructuring-related cash outlays, including the timing and amount of those outlays.

Additional Information

In connection with the proposed transaction, DropCar has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of DropCar and consent solicitation statement of AYRO that also constitutes a prospectus of DropCar. The registration statement was declared effective by the SEC on April 24, 2020. DropCar and AYRO commenced mailing the joint proxy statement of DropCar and consent solicitation statement of AYRO and prospectus to stockholders of DropCar and AYRO on or about April 27, 2020. DropCar and AYRO also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY AND CONSENT STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy and consent solicitation statement/prospectus and other relevant documents filed by DropCar and AYRO with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by DropCar with the SEC are available free of charge on DropCar’s website at www.drop.car or by contacting DropCar Investor Relations at (212) 918-8158.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

DropCar and its directors and executive officers and AYRO and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction has been included in the definitive joint proxy and consent statement/prospectus referred to above. Additional information regarding the directors and executive officers of DropCar is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 30, 2020, as amended on April 10, 2020. Investors should read the definitive joint proxy and consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from DropCar or AYRO using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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